Exhibit 99.1



                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Davia Temin
Ph: 353-1-709-4000                                        Ph: 212-407-5740
Chris Burns                                               Elizabeth Headon
Ph: 800-252-3526                                          Ph: 353-1-498-0300



          ELAN TO FILE INTERIM SIX MONTH IFRS FINANCIALS WITH THE IRISH
                           AND LONDON STOCK EXCHANGES


Dublin, Ireland, September 29, 2005 - Elan Corporation, plc today announced that, as required under the rules of the Irish Stock Exchange and UK Listing Authority, it will file its interim results for the six months ended June 30, 2005, prepared for the first time under International Financial Reporting Standards (IFRS), with the Irish and London Stock Exchanges this week. The Company will also provide a reconciliation between its IFRS results and its results prepared under accounting principles generally accepted in Ireland (Irish GAAP) and the United States (U.S. GAAP).

On July 28, 2005, Elan reported its unaudited financial results for the second quarter and half year ended June 30, 2005, prepared under U.S. GAAP. Elan will report net income of $789.8 million for the 6 months ended June 30, 2005 under IFRS compared to a net loss of $258.2 million for the same period under U.S. GAAP. At June 30, 2005, shareholders' equity as recorded under IFRS was $381.2 million compared to $147.8 million under U.S. GAAP.

Included in the net income reported under IFRS is a fair value non-cash gain of $1,092.1 million which arises from the mark-to-market of the conversion option component of 6.5% Convertible Notes (the Notes) which were issued by Elan in 2003 to raise $460 million. No such gain arises under U.S. GAAP or Irish GAAP.

Under IFRS, because the Notes include a cash settlement option for Elan, the conversion option is accounted for as an equity derivative and its fair value is periodically marked-to-market through the income statement. The fair value gain under IFRS arises because the fair value of the equity derivative component of the Notes declined by $1,092.1 million during the six months ended 30 June 2005 with a consequent reduction in the liability recorded under IFRS. The decline in the fair value of the equity derivative arises from the decline in Elan's share price over this period.


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Copies of the above document will be submitted to the Document Viewing
Facilities of the Irish Stock Exchange (the Exchange) and the Financial Services Authority (FSA) and will be available for inspection shortly at the addresses below.

Document Viewing Facility,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.

Document Viewing Facility,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS.

Once the interim results are filed this week with the Exchange and the FSA, the filing will be furnished to the United States Securities and Exchange Commission
(SEC) on Form 6-K and can then be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section.


About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.